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VIA EDGAR

CONFIDENTIAL

Sasha S. Parikh

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Cadence Pharmaceuticals, Inc.
Form 10-K for the year ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010
File No. 1-33103

Dear Ms. Parikh:

We are in receipt of the Staff’s letter dated July 13, 2010, with respect to the above-referenced Form 10-K for the year ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A. We are responding to the Staff’s comments on behalf of Cadence Pharmaceuticals, Inc. (“Cadence”) as set forth below.

Cadence’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and Cadence’s response for each item below.

Form 10-K for the Fiscal Year Ended December 31, 2009

7. Commitments and Contingencies

Supply Agreements

Baxter Healthcare Corporation, page 77

July 27, 2010

1.	Please disclose the following with regards to your supply agreement with Baxter:

•

The amount of development fees paid to Baxter for each of the years presented and since inception date, an estimate of fees remaining to be paid, and the activities associated with future development payments;

•	The fixed manufacturing fee and minimum number of units you are obligated to purchase each year from Baxter; and

•

The amount you have reimbursed or are required to reimburse Baxter for changes in the active pharmaceutical ingredient, changes in the active pharmaceutical ingredient manufacturing processes or facility improvements.

Cadence’s Response: Cadence acknowledges the Staff’s comment. With respect to development fees, Cadence proposes to include the following disclosure in its next Quarterly Report on Form 10-Q for the period ended June 30, 2010:

In July 2007, the Company entered into a development and supply agreement (the “Supply Agreement”) with Baxter Healthcare Corporation (“Baxter”) for the completion of pre-commercialization manufacturing development activities and the manufacture of commercial supplies of the finished drug product for OFIRMEV. The Supply Agreement has an initial term of five years and will automatically renew for consecutive one-year terms thereafter unless either party provides at least two-years’ prior written notice of termination to the other party. Pursuant to the terms of the Supply Agreement, Baxter is entitled to receive development fees from the Company upon the completion of specified development activities, which the Company expenses as these costs are being incurred. As of June 30, 2010, the Company had paid Baxter approximately $1,700,000 in development fees and currently estimates that it will pay Baxter approximately $700,000 in development fees upon the completion of additional activities, primarily with respect to the expansion of the initial production line for Ofirmev. In addition, Baxter will receive a set manufacturing fee based on the amount of the finished OFIRMEV drug product produced, which prices may be adjusted by Baxter, subject to specified limitations. The Company is also obligated to purchase a minimum number of units each year following regulatory approval, or pay Baxter an amount equal to the per-unit purchase price multiplied by the amount of the shortfall. Further, the Company is obligated to reimburse Baxter for all reasonable costs directly related to work performed by Baxter in support of any change in the active pharmaceutical ingredient (“API”) source or API manufacturing process.

With respect to the Staff’s request to disclose the fixed manufacturing fee and minimum number of units that Cadence is obligated to purchase each year from Baxter, because Cadence does not have access to similar financial information regarding its competitors, disclosure of these provisions would place Cadence at a substantial competitive disadvantage with respect to other biopharmaceutical companies with whom it competes. Such detailed information can provide competitors and current and potential suppliers with valuable insights into the potential market share targeted by Cadence, the cost of goods and other financial metrics and relative economic significance ascribed to the Ofirmev program. Current and potential competitors could use this information to alter their business strategies for their products that compete with Ofirmev, and as such could take market share away from Cadence, putting Cadence at an economic disadvantage. Disclosure of such information would competitively harm both Cadence and its contract manufacturer, Baxter. Furthermore, Cadence requested and received an order granting confidential treatment of these provisions in connection with its Current Report on Form 8-K filed July 23, 2007. Accordingly, Cadence respectfully requests that the Staff withdraw this portion of its comment.

July 27, 2010

With respect to API manufacturing, Cadence advises the Staff that it has not changed and currently has no plans to change its API, so it has not reimbursed Baxter any amount with respect to changes in the API source or manufacturing process.

With respect to facility improvements, Cadence proposes to include the following disclosure in its next Quarterly Report on Form 10-Q for the period ended June 30, 2010:

The Supply Agreement also requires the Company to fund specified improvements at Baxter’s manufacturing facility and purchase certain equipment for use by Baxter in manufacturing OFIRMEV. As of June 30, 2010, the Company has reimbursed Baxter approximately $4,600,000 of the facility improvements and has expensed the costs as they have been incurred. The equipment purchased for the manufacturing of OFIRMEV to which the Company retains title is being capitalized as it has alternative future uses and will be amortized over the life of the equipment. At the time of termination, the Supply Agreement requires the Company to reimburse Baxter for all reasonable costs for the de-installation of the Company’s equipment and the restoration of Baxter’s manufacturing facility to its pre-installation condition. The Company is not able to reasonably estimate the cost and the timing of these expenses at this time and therefore cannot reasonably estimate the fair value of the retirement obligation.

In anticipation of the execution of the Supply Agreement, the Company entered into an irrevocable standby letter of credit in favor of Baxter in January 2007. The letter of credit was for an initial amount of $3,268,000 and was based on anticipated costs to be incurred by Baxter for the improvements at Baxter’s manufacturing facility and the purchase of equipment to be used by Baxter in the manufacturing of the finished drug product. Under the terms of the Supply Agreement, the amount of the letter of credit may be reduced on a quarterly basis following the execution of the Supply Agreement for the costs the Company has reimbursed Baxter to fund the specified facility improvements or equipment purchases. As of June 30, 2010, at the request of the Company and based upon the costs reimbursed to Baxter by the Company, the letter of credit had been reduced by $2,268,000 to $1,000,000. The letter of credit in favor of Baxter is collateralized by a certificate of deposit which may be drawn down in part or in whole by Baxter in the event the Company fails to perform its obligations to fund the specified facility improvements or equipment purchases. As of June 30, 2010, the certificate of deposit, classified as restricted cash on the Company’s balance sheets, had been reduced to $1,000,000 in accordance with the reduction in the letter of credit.

July 27, 2010

8. License Agreements and Acquired Development and Commercialization Rights, page 78

2.	You disclose that you may be required to make future milestones payments of up to $40 million, including a $15 million payment upon the approval of the NDA for Ofirmev. Please disclose the amount of all your milestones and the related regulatory and commercial events that trigger the payment of these milestones. Please also disclose the royalty percentage or range of royalty percentages on the sale of Ofirmev that you are obligated to pay under the Agreement with Bristol-Myers Squibb.

Cadence’s Response: Cadence acknowledges the Staff’s comment and proposes to include the following disclosure in its next Quarterly Report on Form 10-Q for the period ended June 30, 2010:

In March 2006, the Company in-licensed the technology and the exclusive development and commercialization rights to its OFIRMEV product candidate in the U.S. and Canada from Bristol-Myers Squibb Company (“BMS”). BMS sublicensed these rights to the Company under a license agreement with SCR Pharmatop S.A. As consideration for the license, the Company paid a $25,000,000 up-front fee, and may be required to make future milestone payments totaling up to $40,000,000 upon the achievement of various milestones related to regulatory and commercial events, including payments totaling $15,000,000 upon the approval of the Company’s NDA for OFIRMEV and two milestone payments totaling up to $25,000,000 based on the achievement of certain levels of net sales. In addition, the Company is obligated to pay a royalty on net sales of the licensed products and has the right to grant sublicenses to third parties. All payments made to date related to the BMS agreement have been recognized as research and development expense.

With respect to the Staff’s request to disclose the royalty percentages, because Cadence does not have access to similar financial information regarding its competitors, disclosure of these royalty provisions would place Cadence at a substantial competitive disadvantage with respect to other biopharmaceutical companies with whom it competes. Disclosure of such information would competitively harm both Cadence and its licensor, BMS, because a range of royalty rates would be of significant interest to competitors seeking to understand the parties’ cost of goods and other financial metrics and relative economic significance ascribed to the Ofirmev program. Furthermore, Cadence requested and received an order granting confidential treatment of the royalty rates in July 2006 in connection with a review of its material agreements filed with the Registration Statement on Form S-1 for its initial public offering, effective October 24, 2006 (SEC File No. 333-135821). Accordingly, Cadence respectfully requests that the Staff withdraw this portion of its comment.

July 27, 2010

Proxy Statement on Schedule 14A, filed April 29, 2010

Annual Inventive Compensation Plan, page 44

3.	We note that your disclosure about the achievement of corporate and individual performance objectives only identifies the discontinuation of the omiganan pentahydrochloride development program as affecting the achievement of the performance goals. Please confirm that in your 2010 executive compensation disclosure you will analyze the achievement of each company and individual performance objective for each of the named executive officers, including whether each of the objectives was met or not.

Cadence’s Response: In accordance with the Staff’s comment, Cadence confirms that in its 2010 executive compensation disclosure, Cadence will analyze the achievement of each quantifiable company and individual performance objective for each of the named executive officers, including whether each of the objectives was met or not. Where an objective is not quantifiable or its achievement is determined based on a subjective evaluation by the compensation committee of the company’s or a named executive officer’s individual performance relative to such objective, Cadence will disclose the qualitative factors, if any, used in determining performance relative to such objective or describe whether the analysis of the applicable performance objective was purely a subjective determination. The foregoing information will be provided to the extent such information is material and would provide meaningful disclosure to Cadence’s stockholders and would further the goal of providing a clear and concise description of the determination of achievement of such objectives and the bonus determination for the named executive officers.

*    *    *

In accordance with the Staff’s letter, attached as Annex A is a written statement from Cadence acknowledging that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (858) 523-3912.

July 27, 2010

Very truly yours,

/s/ Victoria B. Geft
Victoria B. Geft
of LATHAM & WATKINS LLP

cc:	Hazel M. Aker, Esq., Cadence Pharmaceuticals, Inc.
Cheston J. Larson, Esq., Latham & Watkins LLP

ANNEX A

Company Certification

Pursuant to the Staff’s letter dated July 13, 2010 to Cadence Pharmaceuticals, Inc. (the “Company”) with respect to the Company’s Form 10-K for the year ended December 31, 2009 and the Definitive Proxy Statement on Schedule 14A, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 27, 2010

/s/ Hazel M. Aker
Hazel M. Aker
Senior Vice President and General Counsel